Exhibit 18


                      [Clifton Gunderson L.L.C. Letterhead]


Board of Directors
Minnesota Corn Processors and Consolidated Entities
901 North Highway 59
Marshall, MN 56258-2744


Gentlemen:

You have requested a letter from us as your independent certified public accountants that you can file with the Securities and Exchange Commission indicating whether or not we believe the change in method of accounting for inventories by Liquid Sugars, Inc. (a wholly owned subsidiary of Minnesota Corn Processors) from the last-in/first-out (LIFO) method to the first-in/first-out
(FIFO) method for the year ended March 31, 1999, is preferable under your particular circumstances. This letter is submitted to you solely for that purpose.

Based on our audit of the consolidated financial statements of Minnesota Corn Processors and Consolidated Entities as of March 31, 1999, on which our report dated April 30, 1999 expressed an unqualified opinion, we believe (a) the newly adopted accounting principle is a generally accepted accounting principle, (b) the method of accounting for the effect of the change is in conformity with generally accepted accounting principles, (c) the Company has justified the use of the newly adopted accounting principle on the basis that it is preferable as required by Accounting Principles Board Opinion No. 20 and the Company's justification for the change is reasonable, and (d) there are no unusual circumstances such that the selection and application of the newly adopted accounting principle would make the financial statements taken as a whole misleading.

While there are a number of methods of pricing inventories that are acceptable under generally accepted accounting principles, we believe that, under your particular circumstances, the aforementioned change is to a preferable alternative accounting principle.

Very truly yours,


/s/ CLIFTON GUNDERSON L.L.C.


Marshfield, Wisconsin
October 29, 1999